PUBLIC STORAGE
EXHIBIT 12 – STATEMENT RE:  COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended
	September 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011

	(Amounts in thousands, except ratios)

Income from continuing operations	$1,044,758	$952,430	$1,317,689	$1,149,955	$1,057,531	$930,161	$833,143
Less: Income allocated to noncontrolling interests
which do not have fixed charges	(4,650)	(4,404)	(6,088)	(5,432)	(4,883)	(3,505)	(11,993)
Equity in earnings of unconsolidated real
estate entities	(41,628)	(36,267)	(50,937)	(88,267)	(57,579)	(45,586)	(58,704)
Add back: Distributions from retained earnings of
unconsolidated real estate entities	72,461	26,050	35,695	83,458	45,870	44,682	53,507
Interest expense	3,310	-	610	6,781	6,444	19,813	24,222
Total earnings available to cover fixed charges	$1,074,251	$937,809	$1,296,969	$1,146,495	$1,047,383	$945,565	$840,175
Total fixed charges - interest expense (including
capitalized interest)	$7,165	$1,781	$3,299	$8,340	$9,339	$20,210	$24,586

Cumulative preferred share cash dividends	$178,666	$186,066	$245,097	$232,636	$204,312	$205,241	$224,877
Allocations pursuant to EITF Topic D-42	26,873	8,897	8,897	-	-	61,696	35,585
Total preferred distributions	$205,539	$194,963	$253,994	$232,636	$204,312	$266,937	$260,462
Total combined fixed charges and preferred share
income allocations	$212,704	$196,744	$257,293	$240,976	$213,651	$287,147	$285,048
Ratio of earnings to fixed charges	149.93 x	526.56 x	393.14 x	137.47 x	112.15 x	46.79 x	34.17 x
Ratio of earnings to fixed charges and preferred share
income allocations	5.05 x	4.77 x	5.04 x	4.76 x	4.90 x	3.29 x	2.95 x

Exhibit 12